AH
8-17-2004

04019754

S
COMMISSION
20549

SECURITIES AND EXCHANGE

AUG 1 0 2004

DIVISION OF MARKET REGULATION

BB 8/12

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oro Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Baronne Street, Suite 800
(No. and Street)

New Orleans	LA	70112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Uria (504) 588-1150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ericksen, Krentel & LaPorte, LLP
(Name – *if individual, state last, first, middle name*)

4227 Canal Street	New Orleans	LA	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Uria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oro Financial, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

July 28,2004

Oro Financial Inc.
225 Baronee, Ste. 800
New Orleans, LA 70112

8-38557

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/2002 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited report for the 12/31/2003 calendar or fiscal year to the Commission. If you have a record of receipt by the Commission of this filing, please send copies of the documentation along with a copy of the annual audited report to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Market Regulation
450 5th St., NW, Room 10437, Mail Stop 1001
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

Sincerely,

Carol Y Charnock

Carol Y. Charnock
Regulation Specialist
(202)942-0142

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Date 3/29/04 Sender's FedEx Account Number

Sender's Name Michelle Uria Phone (504) 588-1150

Company Oro Financial Inc.

Address 225 Baronne St. Suite 800 Dept./Floor/Suite/Room

City New Orleans State LA ZIP 70112

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Company Division of Market Regulation

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ORO FINANCIAL INC.

(S.E.C. I.D. NO. 8-38557)

FINANCIAL STATEMENTS

AND SUPPLMENTARY INFORMATION

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

ERICKSEN KRENTEL & LAPORTE L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

CONTENTS

ERICKSEN KRENTEL & LAPORTE L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Oro Financial, Inc.

We have audited the accompanying statements of financial condition of Oro Financial, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oro Financial, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "3" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 25, 2004

Ericksen, Krentel & LaPorte, LLP

Certified Public Accountants

Exhibit "A"

ORO FINANCIAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 21,836	$ 142
Deposit with clearing organization	3,006	25,000
Securities commissions receivable	110	436
Other receivables	3,263	-
Due from affiliates	-	1,400
Prepaid expenses	1,237	-
Furniture and equipment, at cost, less accumulated depreciation of $30,335 and $29,909	1,628	409
Refundable deposits	1,564	-
Total assets	$ 32,644	$ 27,387

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
LIABILITIES:		
Accounts payable	$ -	$ 109
Accrued expenses payable	3,001	4,408
Taxes payable	4,557	5,057
Income tax payable	958	-
Due to officer	1,514	-
Total liabilities	10,030	9,574
STOCKHOLDER'S EQUITY:		
Preferred stock - $25 par value, cumulative non-voting, 1,500 shares authorized, issued and outstanding	37,500	37,500
Common stock - no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	36,312	83,412
Operating deficit	(52,448)	(104,349)
	26,364	21,563
Less: Treasury stock at cost - 1,500 shares	(3,750)	(3,750)
Total stockholder's equity	22,614	17,813
Total liabilities and stockholder's equity	$ 32,644	$ 27,387

See accompanying NOTES TO FINANCIAL STATEMENTS

Exhibit "B"

ORO FINANCIAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES:		
OTC and other	$ 323	$ 678
Insurance commissions	14	439
Consulting fees	67,000	-
Interest income	622	876
Total revenues	67,959	1,993
EXPENSES:		
Office expense	8,549	10,942
Insurance expense	1,187	1,194
Depreciation	426	565
Rent expense	-	500
Employee compensation and benefits	1,207	371
Exchange and clearing fees	-	100
Consulting fees	300	-
Interest expense	12	315
Other operating expenses	3,927	2,216
Total expenses	15,608	16,203
Income (loss) from operations	52,351	(14,210)
OTHER INCOME (EXPENSES):		
Other income	1,908	6,337
Bad debt	(1,400)	-
Total other income (expenses)	508	6,337
Income (loss) before income taxes	52,859	(7,873)
PROVISION FOR INCOME TAXES:		
Current	958	-
Total provision for income taxes	958	-
Net income (loss)	$ 51,901	$ (7,873)
Income (loss) per share of common stock	$ 52	$ (8)

See accompanying NOTES TO FINANCIAL STATEMENTS

ORO FINANCIAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Preferred Stock	Common Stock	Additional Paid-in Capital	Operating Deficit	Treasury Stock	Total
Balance at December 31, 2001	$ 37,500	$ 5,000	$ 69,912	$ (96,476)	$ (3,750)	$ 12,186
Capital contribution	-	-	13,500	-	-	13,500
Net (loss) for the year 2002	-	-	-	(7,873)	-	(7,873)
Balance at December 31, 2002	37,500	5,000	83,412	(104,349)	(3,750)	17,813
Capital distribution	-	-	(47,100)	-	-	(47,100)
Net income for the year 2003	-	-	-	51,901	-	51,901
Balance at December 31, 2003	$ 37,500	$ 5,000	$ 36,312	$ (52,448)	$ (3,750)	$ 22,614

See accompanying **NOTES TO FINANCIAL STATEMENTS**

Exhibit "D"

ORO FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:		
Net income (loss)	$ 51,901	$ (7,873)
Adjustments to reconcile net income (loss) to net cash from (used for) operating activities:		
Depreciation	426	566
Bad debt	1,400	-
Changes in assets and liabilities:		
(Increase) decrease in:		
Deposits with clearing organization	21,994	-
Securities commissions receivable	326	145
Other receivables	(3,263)	602
Income tax receivable	-	84
Prepaid expenses	(1,237)	1,432
Refundable deposits	(1,564)	-
Increase (decrease) in:		
Accounts payable	(109)	(12,612)
Accrued expenses	(1,407)	300
Taxes payable	(500)	-
Income taxes payable	958	-
Net cash from (used for) operating activities	68,925	(17,356)
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:		
Capital expenditures	(1,645)	-
(Increase) in due from affiliates	-	(1,400)
Net cash (used for) investing activities	(1,645)	(1,400)
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:		
Increase in due to shareholder	1,514	-
Capital contribution	-	13,500
Capital distribution	(47,100)	-
Net cash from (used for) financing activities	(45,586)	13,500
Net increase (decrease) in cash and cash equivalents	21,694	(5,256)
Cash and cash equivalents at beginning of year	142	5,398
Cash and cash equivalents at end of year	$ 21,836	$ 142
Cash paid during the years ended December 31, 2003 and 2002 for:		
Interest expense	$ 12	$ 15

See accompanying NOTES TO FINANCIAL STATEMENTS

ORO FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Oro Financial, Inc. is registered as a broker with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a nonclearing broker and, as such, has an agreement with a third-party broker and dealer to act as the Company's clearing broker to carry and clear its customers' margin and cash accounts and transactions on a fully-disclosed basis. The Company's primary business is the marketing of general securities. The Company also provides consulting services to companies seeking capital for real estate development.

Method of Accounting

Assets and liabilities and revenues and expenses are recognized on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation of furniture and equipment is provided using the straight-line method for financial reporting purposes over the following estimated useful lives:

Furniture	7 Years
Office equipment	5 Years

Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation charged to operations amounted to $426 and $565 for the years ended December 31, 2003 and 2002, respectively.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fees and syndication income are fully earned and recorded as revenue upon receipt.

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between depreciable assets for financial and income tax reporting and net operating loss carryforwards for federal and state tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(2) RECEIVABLE FROM CLEARING ORGANIZATIONS

Accounts receivable from clearing organizations consist of fees and commissions receivable. The Company considers accounts receivable from clearing organizations to be fully collectible; accordingly, no allowance for doubtful accounts is required. If the amounts become uncollectible, they will be charged to operations when that determination is made.

(3) RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002 the Company leased office space, on a month to month basis, from an affiliated company. Rent expense on this lease totaled $500 for the year ended December 31, 2002.

During 2002, the Company advanced $1,400 to an affiliated company. This amount is reflected on the balance sheet as due from affiliate at December 31, 2002. During 2003 the affiliated company went out of business. The advance of $1,400 was charged to operations.

The sole stockholder of the Company is a four percent investor in FM Group, Ltd. The Company earned $67,000 in revenues from FM Group, Ltd, during the year ended December 31, 2003. $3,000 due from FM Group, Ltd. is included in other receivables at December 31, 2003.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $14,813, which was $9,813 in excess of its required net capital of $5,000. At December 31, 2002, the Company had net capital of $16,004, which was $11,004 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2003 and 2002 was .68 to 1 and .60 to 1, respectively.

(5) TREASURY STOCK

Treasury stock is shown at cost, and consists of 1,500 shares of preferred stock.

(6) INCOME TAXES

Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of deferred taxes consist of the following:

	2003	2002
Difference between the net book value of fixed assets for financial and income tax reporting	$ -	$ (6)
Charitable contribution carryforward	-	19
Net operating loss carryforward	-	9,213
	-	9,226
Less: valuation allowance	-	(9,226)
Net deferred tax asset	$ -	$ -

(7) OPERATING LEASES

In December of 2003, the Company committed to a non-renewable lease of office space commencing on January 1, 2004 and expiring on March 31, 2007. Payments will be made monthly. The first twelve months payments will be $1,564, with the first three payments abated. The next twelve monthly payments will be $1,602 and the last thirteen monthly payments will be $1,640.

(7) OPERATING LEASES (CONTINUED)

Minimum future lease payments under the operating lease as of December 31, 2003 is:

Year ended December 31,	Amount
2004	$ 14,076
2005	19,226
2006	19,683
2007	4,920
	$ 57,905

There was no rent expense for 2003 or 2002, related to this lease.

(8) CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions receivable due from third-party brokers and dealers. The Company requires no collateral to secure the receivables.

One customer, a related party more fully described in Note 3, was the source of approximately 99% of revenues in 2003.

(9) SUBSEQUENT EVENTS

The Company, with the consent of its stockholder, has elected to be an S corporation for Federal and State income tax purposes effective January 1, 2004. Therefore, net income or loss will be passed through to the stockholder, with no income tax resulting to the Company for the year ending December 31, 2004.

Schedule "1"

ORO FINANCIAL, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total stockholder's equity	$ 22,614	$ 17,813
Deductions and/or charges:		
Unsecured receivables and prepaid expenses	(6,173)	(1,400)
Furniture and equipment, net	(1,628)	(409)
Net capital	$ 14,813	$ 16,004
AGGREGATE INDEBTEDNESS	$ 10,030	$ 9,574
COMPUTATION OF BASIC NET CAPITAL REQUIRMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess of net capital	$ 9,813	$ 11,004
Ratio: Aggregate indebtedness to net capital	.68 to 1	.60 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of Form X-17A-5 as of December 31)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 17,255	$ 9,992
Audit Adjustments:		
Overstatement of accounts payable and accrued liabilities	1,058	6,012
Reclassification between unallowed assets and liabilities	(500)	-
Reclassification between allowed assets and unallowed assets	(3,000)	-
Net capital per above	$ 14,813	$ 16,004
Aggregate indebtedness, as reported in Company's Part II (Unaudited) FOCUS report	$ 10,124	$ 15,586
Audit adjustments:		
To adjust accounts payable and accrued expenses	(1,058)	(6,012)
To reclass unallowed assets and liabilities	500	-
To reclass a liability to an unallowed asset	464	-
Aggregate indebtedness per above	$ 10,030	$ 9,574

Schedule "2"

ORO FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Oro Financial, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Oro Financial, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions through unaffiliated clearing organizations on a fully-disclosed basis.

During the years ended December 31, 2003 and 2002, Oro Financial, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

ORO FINANCIAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
DECEMBER 31, 2003 AND 2002

	Market Value	Number of Items
Information for possession or control requirements:		
For the year ended December 31, 2003:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003, (for which instructions to reduce to possession or control had been issued as of December 31, 2003 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	None	None
For the year ended December 31, 2002:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2002, (for which instructions to reduce to possession or control had been issued as of December 31, 2002 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	None	None

ERICKSEN KRENTEL & LAPORTE L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Oro Financial, Inc.

In planning and performing our audit of the financial statements of Oro Financial, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control structure including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Oro Financial, Inc. including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 25, 2004

Ericksen, Krentel, + LaPorte, LLP

Certified Public Accountants